VOTE BY INTERNET
Go to https://ts.vstocktransfer.com/pxlogin
and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, April 9, 2026.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held on April 13, 2026, at 9:30 a.m., Singapore Standard Time (April 12, 2026, at 9:30 p.m. Eastern Time), at the principal office of the Company located at 7 Tuas Avenue 2, Singapore 639447.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS - Ten-League International Holdings Limited

April 13, 2026, at 9:30 a.m., Singapore Standard Time
(April 12, 2026, at 9:30 p.m. Eastern Time)

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. As an ordinary resolution, (i) to approve one or more share consolidations of the Company's issued and unissued ordinary shares, par value US$0.000025 per share ("Ordinary Shares"), at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the "Range"), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the board of directors of the Company (the "Board") in its sole discretion within two years after the date of passing of these resolutions (each a "Share Consolidation" and collectively, the "Share Consolidations") provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations, (ii) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Ordinary Share, and (iii) to authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).	☐	☐	☐
2. As a special resolution, subject to and conditional upon the effectiveness of the first Share Consolidation approved by the Board: (i) to amend and restate the currently effective memorandum and articles of association of the Company (the "Existing M&A") by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the "Post-Consolidation A&R M&A"), being in the form of the Existing M&A, with amendments to the share capital and par value descriptions; and (ii) to authorize the Company's registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Post-Consolidation A&R M&A with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions. (the "Adoption of the Post-Consolidation A&R M&A").	☐	☐	☐
3. As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Two. Holders of record of our Ordinary Shares at the close of business on March 20, 2026 (the "Record Date") are entitled to attend and vote at the Meeting. The Board urges shareholders to vote "FOR" Proposal One, Proposal Two and Proposal Three.	☐	☐	☐

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

(TO BE SIGNED ON REVERSE SIDE)

Ten-League International Holdings Limited
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AApril 13, 2026, at 9:30 a.m., Singapore Standard Time
(April 12, 2026, at 9:30 p.m. Eastern Time)

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 13, 2026

The Meeting Materials for the Extraordinary General Meeting are available online at:
https://ir.ten-league.com.sg/

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Jison Lim, Chief Executive Officer, as proxy, each with the power to appoint his substitute, and hereby authorize(s) them to represent and vote, as designated on the reverse side of this ballot, all the shares of (Common/Preferred) Stock of TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held at 9:30 AM SG Time, on April 13, 2026, at 7 Tuas Avenue 2, Singapore 639447, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, this proxy will be voted "FOR" Proposals 1, 2, and 3.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00